SCHEDULE 13G FOR DECEMBER 2007
OMB # 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549









SCHEDULE 13G   (Amendment No. __4__)

Under the Securities Exchange Act of 1934


CSP Inc.
___________________________________
(Name of Issuer)



Common Stock (par value $0.01 per share)
___________________________________
(Title of Class of Securities)



126389105
___________________________________
(CUSIP Number)



December 31, 2007
____________________________________
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)







CUSIP No. 126389105  SCHEDULE 13G
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1.	Name of Reporting Entity:    	Sterling Capital Management, Inc.

        IRS Identification Number for Entity Above:  	  43-1472064


2.	Check the Appropriate Box if a Member of a Group
        (a)	[ ]
        (b)	[ ]



3.	SEC USE ONLY


4.	Citizenship or Place of Organization:    Missouri


			       5.   Sole Voting Power:    24,385 *


	NUMBER OF	       6.   Shared Voting Power:    3,000 *
	SHARES
	BENEFICIALLY
	OWNED BY EACH          7.   Sole Dispositive Power:   24,385 *
	REPORTING
	PERSON WITH
		               8.   Shared Dispositive Power:   166,762 *

                                    * See explanation on Page 5, Item #4.


9.	Aggregate Amount Beneficially Owned by each Reporting Person:     191,147


10.	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares* [ ]


11.	Percent of Class Represented by Amount in Row 9:    4.9%


12.	Type of Reporting Person:   	IA









CUSIP No. 126389105  SCHEDULE 13G
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1.	Name of Reporting Person:    	William G. Lauber




2.	Check the Appropriate Box if a Member of a Group
        (a)	[ ]
        (d)	[ ]



3.	SEC USE ONLY


4.	Citizenship or Place of Organization:    United States of America


			       5.   Sole Voting Power:    24,385 *


	NUMBER OF	       6.   Shared Voting Power:    3,000 *
	SHARES
	BENEFICIALLY
	OWNED BY EACH          7.   Sole Dispositive Power:    24,385 *
	REPORTING
	PERSON WITH
		               8.   Shared Dispositive Power:   166,762 *

                                    * See explanation on Page 5, Item #4.



9.	Aggregate Amount Beneficially Owned by each Reporting Person:     191,147


10.	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares* [ ]


11.	Percent of Class Represented by Amount in Row 9:    4.9%


12.	Type of Reporting Person:   	IN








CUSIP No. 126389105  SCHEDULE 13G
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Item 1(a).	Name of Issuer.

	    CSP Inc.


Item 1(b).	Address of Issuer's Principal Executive Offices.

	    43 Manning Road, Billerica, Massachusetts 01821-3901


Item 2(a).	Names of Persons Filing.

            Sterling Capital Management &
            William G. Lauber


Item 2(b).	Address of Principal Business Office or, if none, Residence.

            Sterling Capital Management, Inc.
            12300 Old Tesson Rd., Suite 100C
            St. Louis, MO  63128


Item 2(c).	Citizenship.

            Sterling Capital Management, Inc. is a Missouri Corporation. William Lauber is an U.S. Citizen.


Item 2(d).	Title of Class of Securities.

            Common Stock (par value $0.01 per share)


Item 2(e).	CUSIP Number.

	    126389105














CUSIP No. 126389105  SCHEDULE 13G
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Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or(c), check whether the person filing is a:


(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78c).
(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15) U.S.C. 78c).
(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act
         (15 U.S.C.78c).
(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).
(e)  [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14)of the Investment Company act of 1940 (15 U.S.C. 80a-3).
(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).




If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]


Item 4. Ownership.

        The total aggregate amount of issuer's securities owned by filer is 191,147 shares, which represents 4.9% of the issued class. Of these shares, 166,762 are owned by clients of Sterling Capital Management, a registered investment adviser, which has a beneficial interest in the shares by virtue of its discretion over, and shared power to dispose of, the shares. Sterling Capital Management also shares with a client the power to vote 3,000 of these 166,762 shares. 19,955 of the total aggregate shares are owned in an individual capacity or as Custodian by William G. Lauber, President of Sterling Capital Management, who has sole power to vote and dispose of these shares. 4,430 shares of the total aggregate shares are
	  owned by William G. Lauber & his wife jointly. Since each has the power to vote and dispose of these shares without the other's permission, both William G. Lauber & his wife have sole power over these shares.



Item 5. Ownership of Five Percent or Less of a Class.

        The clients of Sterling Capital Management, a registered investment adviser, have the power to direct the receipt of dividends from, and the proceeds from the sale of, 166,762 of the shares included on this schedule. No one client has such power over 5% or more of the share class.



CUSIP No. 126389105  SCHEDULE 13G
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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.


	Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.



Item 8. Identification and Classification of Members of the Group.

	   Not applicable.



Item 9. Notice of Dissolution of Group.

	   Not applicable.



Item 10.Certification.

	  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No. 126389105  SCHEDULE 13G
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:	January 31, 2008

Sterling Capital Management, Inc.


WILLIAM G. LAUBER

_________________________________
By:  William G. Lauber, President







DATED:	January 31, 2008



WILLIAM G. LAUBER

_________________________________
By:  William G. Lauber